UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 000-38511

SOHU.COM LIMITED

(Exact name of registrant as specified in its charter)

Level 18, Sohu.com Media Plaza

Block 3, No. 2 Kexueyuan South Road, Haidian District

Beijing 100190, People’s Republic of China

+86-10-6272-6666

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐   No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐  No   ☒

Exhibits.

99.1	Press Release issued by the registrant on September 23, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Sohu.com Limited

By:	/s/ Joanna Lv
Name: Joanna Lv
Title: Chief Financial Officer

Date: September 23, 2021